United States securities and exchange commission logo





                        May 10, 2024

       Craig Tooman
       President and Chief Executive Officer
       Silence Therapeutics plc
       72 Hammersmith Road
       London W14 8TH
       United Kingdom

                                                        Re: Silence
Therapeutics plc
                                                            Registration
Statement on Form F-3
                                                            Filed May 7, 2024
                                                            File No. 333-279185

       Dear Craig Tooman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences